Mail Stop 3561

April 13, 2006

Mr. Richard C. Honour
President and Chief Financial Officer
Viridax Corporation
270 NW 3rd Court
Boca Raton, Florida 33432-3720

> **RE:** **Viridax Corporation**
> **Form 10-KSB for Fiscal Year Ended April 30, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended July 31, 2005, October 31, 2005**
> **and January 31, 2006**
> **File No. 0-33473**

Dear Mr. Honour:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should file amendments to revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2005

Item 8.A. Controls and Procedures, page 13

1.   Please revise your disclosure to provide a conclusion as to whether or not your controls and procedures are effective. Your current disclosure only states that your controls and procedures are "adequately designed." In addition, please specifically state, if true, that your principal executive and financial officers concluded that your disclosure controls

and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Financial Statements, page F-2

2.   Please tell us whether there is any relationship via common ownership, common management, common directors or any other relationship between Viridax Corporation and Moliris, Inc.

3.   We note that you valued the Bacteriophage material that you acquired from Mycobis Corporation in exchange for 2,000,000 shares of your common stock at $2,000,000 based on the most recent sale of your common stock for cash. We note that during April 2005 you sold 40,000 shares of your common stock for cash at $1.00 per share and that this is the transaction you are using as the basis for your valuation of the Bacteriophage material. Please tell us how you concluded that the fair value of the stock issued was more reliably determinable than the fair value of the assets acquired. Please note that in the absence of an active market for the common stock issued, the fair value of the assets acquired may be more reliably determinable.

4.   Please tell us and disclose how you assessed impairment of the Bacteriophage material asset at April 30, 2005 and at each subsequent interim balance sheet date. Refer to SFAS 144 in preparing your response.

Statement of Changes in Stockholders' Equity (Deficit), page F-4

5.   Please revise to provide all of the disclosures required by paragraph 11.d. of SFAS 7 for each issuance of equity securities on the face of the Statement of Stockholders' Equity.

6.   Please tell us whether the buyer of the 40,000 shares of your common stock for cash at a price of $1.00 per share was an unrelated/unaffiliated third party before and after the purchase of the bacteriophage material.

Exhibits 31.1 and 31.2 Certifications

7.   Please revise the certifications of your principal executive officer and principal financial officer to remove their titles from the first sentence of the certifications. They are required to make these certifications without limiting the representations being made in the certifications to their capacity as officers. This comment also applies to the certifications provided in your Forms 10-QSB for the fiscal periods ended July 31, 2005, October 31, 2005 and January 31, 2006, and those filings should be amended as well.

Form 10-QSB for the Fiscal Period Ended January 31, 2006

8.   You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in "timely alerting them to material information relating to the Company required to be included in the Company's periodic filings under the Exchange Act." Please also state, if true, whether the same officers concluded the controls and procedures were effective in "ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e).

As appropriate, please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please key your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder at (202) 551-3332, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843, in her absence or with any other questions.

Sincerely,

George F. Ohsiek, Jr.
Branch Chief